Exhibit 99.1

Mercurity Fintech Secures $200 Million Strategic Investment from Solana Ventures to Accelerate Solana Treasury

Mercurity Fintech Aims to Become a Leading Institutional SOL Holder by Targeting Long-Term Value Through Staking, On-Chain Yield, and Solana-Native Innovation.

NEW YORK, July 21, 2025 — Mercurity Fintech Holding Inc. (“MFH” or the “Company”) (Nasdaq: MFH), a blockchain-powered fintech group, today announced it has entered into a $200 million Equity Line of Credit Agreement with Solana Ventures Ltd., to launch the Company’s Solana-based digital asset treasury strategy.

This initiative positions MFH as a long-term institutional participant in the Solana ecosystem, expanding beyond fintech infrastructure into high-performance, on-chain treasury deployment and protocol engagement.

MFH’s Solana strategy focuses on:

●	Accumulating a large position in Solana-based (SOL) to build a high-value treasury
●	Generating long-term yield through staking, validator nodes, and Solana decentralized finance (DeFi) protocols
●	Investing in Solana-based projects, such as real-world assets and tokenized finance products

“MFH is evolving beyond fintech infrastructure to engage directly in the value creation and utility of decentralized networks,” said Wilfred Daye, Chief Strategy Officer of MFH. “Solana is emerging as a high-performance layer for tokenized assets, real-time payments, and institutional-grade DeFi — combining speed, cost-efficiency, and growing regulatory acceptance.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation across digital asset management, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com